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                                                FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-126315


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 27, 2006)

                               [Graphic Omitted]
                                   CAREXPRESS
                          Quality Healthcare Made Easy



                         NATIONAL HEALTH PARTNERS, INC.

                        10,258,135 shares of common stock


         This prospectus supplement relates to the 10,258,135 shares of our common stock, $.001 par value per share, that are being offered by the selling security holders identified in the prospectus dated January 27, 2006.

         The information in this prospectus supplement updates certain information contained in the prospectus. You should read this prospectus supplement together with the prospectus.

         The selling security holders may sell all or a portion of their shares at a fixed price of $1.50 per share until the shares are listed on the OTC Bulletin Board, and thereafter through public or private transactions at prevailing market prices or at privately negotiated prices. We can provide no assurance that the shares will be approved for listing on the OTC Bulletin Board or that a public market will develop for the shares.

         We will not receive any part of the proceeds from sales of these shares by the selling security holders.

                           ___________________________


         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 3 OF THE PROSPECTUS.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is March 23, 2006.


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                                  RISK FACTORS

                         RISKS ASSOCIATED WITH OUR STOCK

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

         With the exception of Park Financial Group, Inc. and Gordon C. Cantley, none of our directors, executive officers, employees or stockholders are subject to lock-up agreements or market stand-off provisions that limit their ability to sell our common stock. Park Financial Group and Mr. Cantley, two of our stockholders, are subject to the lock-up restrictions set forth below under "Shares Eligible For Future Sale - Lock-up Arrangements."

                         SHARES ELIGIBLE FOR FUTURE SALE

LOCK-UP ARRANGEMENTS

         With the exception of Park Financial Group, Inc. and Gordon C. Cantley, none of our directors, executive officers, employees or stockholders are subject to lock-up agreements or market stand-off provisions that limit their ability to sell our common stock. Park Financial Group, a registered broker-dealer, is restricted from selling any of the 411,000 shares of our common stock that it beneficially owns for a period of 180 days after January 27, 2006, the effective date of the registration statement of which this prospectus forms a part. Mr. Cantley, an affiliate of Park Financial Group, is restricted from selling any of the 25,000 shares of our common stock that he beneficially owns that he acquired in the March 2005 Offering for a period of 180 days after January 27, 2006, the effective date of the registration statement of which this prospectus forms a part.

                              PLAN OF DISTRIBUTION

         The selling security holders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares offered hereby may be deemed "underwriters" within the meaning of the Securities Act. In that event, any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts or commissions under the Securities Act. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

         In May 2005, Park Financial Group, Inc., a registered broker-dealer, acquired 137,000 shares of our common stock, Class A warrants exercisable into 137,000 shares of our common stock and Class B warrants exercisable into 137,000 shares of our common stock in partial consideration for serving as the placement agent for us in the June 2005 Offering. Park Financial Group is restricted from selling any of these 411,000 shares of our common stock for a period of 180 days after January 27, 2006, the effective date of the registration statement of which this prospectus forms a part.
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         In January 2005, Gordon C. Cantley, an affiliate of Park Financial
Group, acquired 12,500 shares of our common stock, Class A warrants exercisable into 6,250 shares of our common stock and Class B warrants exercisable into 6,250 shares of our common stock in the March 2005 Offering. Mr. Cantley is restricted from selling any of these 25,000 shares of our common stock for a period of 180 days after January 27, 2006, the effective date of the registration statement of which this prospectus forms a part.

         Any National Association of Securities Dealer ("NASD") member participating in the distribution of the shares offered under this prospectus will be subject to compliance with NASD rules and regulations, including rules governing the timely filing of documents and disclosures with the Corporate Financing Department of the NASD prior to any sales pursuant to NASD Rule 2710(b), limitation on the payment of underwriting compensation under NASD Rules 2710(c) and 2710(i), and restrictions on the sale, transfer, assignment or hypothecation of unregistered shares acquired by the member for a period of 180 days after January 27, 2006, the effective date of the registration statement of which this prospectus forms a part, pursuant to NASD Rule 2710(g).

         In any public equity offering, other than a public equity offering by us that can meet the requirements in subparagraphs (b)(7)(C)(i) or (ii) of NASD Rule 2710, any common or preferred stock, options, warrants, and other equity securities of us, including debt securities convertible to or exchangeable for equity securities of us, that are unregistered and acquired by an underwriter and related person during 180 days prior to the required filing date, or acquired after the required filing date, of the registration statement and deemed to be underwriting compensation by the NASD, and securities excluded from underwriting compensation pursuant to subparagraph (d)(5) of NASD Rule 2710, shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities, by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the public offering, except as provided in subparagraph (g)(2) of NASD Rule 2710.



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